Duo World, Inc.

170 S. Green Valley Parkway

Suite 300

Henderson, NV 89012

September 12, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Accounting Branch Chief
Mr. Frank Knapp Staff Accountant Bernard Nolan, Esq. Attorney-Advisor Gabriel Eckstein, Esq. Attorney-Advisor

Re:	Duo World, Inc. Amendment Nos. 2 and 3 to Registration Statement on Form S-1 Amendment No. 2 filed on August 12, 2016 Amendment No. 3 filed on August 15, 2016 File No. 333-2114602

Dear Madams and Sirs:

On August 29, 2016, our attorney, David E. Wise, Esq., received certain verbal comments from the Staff related to Amendment Nos. 2 and 3 of our Form S-1.

Responses to Staff’s Verbal Comments

In response to the verbal comments, we have revised our filing as follows:

1.	We have revised our disclosure in the first paragraph of the cover page of the prospectus to be consistent with our disclosure under “THE OFFERING – Initial Offering Price” on page 3 of our amended filing, under “DETERMINATION OF OFFERING PRICE” on page 17 of our amended filing, and under “PLAN OF DISTRIBUTION” on page 18 of our amended filing, to state that:

“The selling shareholders may only sell their shares of our common stock using this prospectus at $1.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

2.	We have revised our disclosures related to our emerging growth company status on the cover page of our prospectus and on page 3 of our amended filing to also discuss the availability of reduced or scaled disclosure requirements in the event that we are a smaller reporting company after we cease being an emerging growth company.

3.	We have refiled Exhibits 10.3 through 10.17 in searchable text format.

4.	We have revised the heading of section in our MD&A disclosure on page 37 of our amended filing to reflect the appropriate periods covered (“Results for the three months ended June 30, 2016, and June 30, 2015”).

5.	We have deleted the “Recent Accounting Pronouncements” disclosure paragraph from our MD&A disclosure (which was on page 44 of Amendment No. 3).

6.	We have also made some minor updates to our disclosure under “DESCRIPTION OF BUSINESS” on pages 29-32 of our amended filing.

Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

Law Offices of WiseLaw, P.C.

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

(210)558-2858

wiselaw@verizon.net

Sincerely,

Duo World, Inc.

By:	/s/ Muhunthan Canagasooryam
Muhunthan Canagasooryam
President